February 20, 2019

Via E-mail
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

       Re:    Coty Inc.
              Schedule TO-T
              Filed February 13, 2019 by Cottage Holdco B.V. et. al File No. 5-87529

Dear Mr. Schnell:

       We have reviewed the above filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

1. Given that the tender offer seeks to buy less than all of the outstanding Shares and
       Purchaser is not subject to the periodic reporting requirements under the Securities
       Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to
       Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder's decision whether or not to participate in the tender offer. In providing such response, please address the fact that if the offer is fully subscribed, Parent will increase its ownership from 40% to 60%. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.
 Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 20, 2019
Page 2

Offer to Purchase

2. Disclosure on page 2 indicates that Parent currently owns approximately 40% of the issued and outstanding Shares and if the offer is fully subscribed, Purchaser and Parent would together own approximately 60% of the issued and outstanding Shares. Please provide us with the legal analysis upon which the bidder relied upon to conclude that the disclosure requirements under Rule 13e-3 were inapplicable. Please also address whether or not this tender offer constitutes the first step in a series of transactions that ultimately could produce one of the two specified going private effects.

       While we note disclosure on page 5 indicating that the terms of the committed financing will restrict the ability of Purchaser to acquire more than 75% if the outstanding shares, address in the response to this comment (i) whether such restriction applies to any and all affiliates of the Purchaser, including Parent, and (ii) the effect on Parent's ability to seek a revision to such provision, cause the prepayment of such financing, etc. if Parent becomes owner of greater than 50% of the Shares issued and outstanding following consummation of the tender offer.

Certain Effects of the Offer, page 16

3. With a view to disclosure, please advise what consideration the Purchaser and Parent gave to providing any additional disclosure regarding the effects that may result following Parent becoming owner of greater than 50% of the Shares issued outstanding following consummation of the tender offer. For example, would Parent be in a position to change the composition of the Board, replace executive officers, etc.? Does Parent have any plans to do so? Refer to Item 6 of Schedule TO and Item 1006(c) of Regulation
       M-A.

Source and Amount of Funds, page 21

4. We note that as of the filing of the Schedule TO, the documentation governing the Debt
       Financing had not been finalized and that, accordingly, the actual terms of the Debt
       Financing may differ from those described in the Offer to Purchase. Please disclose the term of the credit facilities, to the extent known. Refer to Item 7 of Schedule TO and
       Item 1007(d) of Regulation M-A. Please also confirm there have been no material changes to the disclosure contained in this section.

Conditions of the Offer, page 24

5. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in condition (i) of this section includes the
       language that "there shall have been...threatened any litigation, suit, claim..." With a
 Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 20, 2019
Page 3

       view towards disclosure, please advise what is meant by the term "threatened" litigation, investigation, etc. and how it may be objectively determinable.

6.     We note that condition (viii) of this section along with clauses (E),
(F) and (G) of
       condition (i) are qualified by materiality and/or reasonableness standards. With a view towards disclosure, please advise what consideration the Purchaser and Parent gave to including a similar standard in the remaining conditions, e.g. (i)(A) ("make more costly"), (B) ("dispose...any portion") and (C) ("any...other requirement"), (ii) and (v)
       ("sale of any shares").

7. Disclosure on page 25 indicates that Purchase may terminate the Offer if there occurs
       "any material adverse change in the market price in the Shares." Given the condition immediately preceding this condition that quantifies a decline in either the Dow Jones
       Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100
       Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer, please advise what consideration the Purchaser gave to disclosing to holders a similar quantification with respect to the stock price of the
       Company.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions